Delisting Determination,The Nasdaq Stock Market, LLC,
January 27, 2012, Waccamaw Bankshares Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock and warrant of Waccamaw Bankshares Inc. (the Company), effective at the opening of the trading session on February 6, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1). The Company was notified of the Staffs determination on June 24, 2011.
The Company appealed the determination to a Hearing Panel and also requested that the Panel extend the stay of delisting action pending the hearing, a request the Panel granted.
After a hearing and review of the information provided by the Company, the Panel issued a decision granting the Company continued listing pursuant to an exception through November 18, 2011, by which date the Company was required to regain compliance with Listing Rule 5250(c)(1). However, the Company informed the Panel on November 18 that it could not regain compliance by that date. On November 21, 2011, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on November 23, 2011.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on January 5, 2012.